[redacted]

11019008

SEC Mail Processing
RECEIVED
FEB 2 8 2011
WASH, D.C.
189

SECURITIES
Washington, D.C. 20549

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raptor Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Mellon Center, 500 Grant Street, 20th Floor
(No. and Street)

Pittsburgh	Pennsylvania	15219-2502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Wolfanger (412) 281-1101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	Pennsylvania	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig A. Wolfanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raptor Partners LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Matthew B. Wiser, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 4, 2014
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPTOR PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC

Lally & Co.

CPAs and Business Advisors

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

CONTENTS

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C. 189 SECTION

INDEPENDENT AUDITORS' REPORT

To the Member
Raptor Partners LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Raptor Partners LLC** (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **Raptor Partners LLC** at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

February 22, 2011

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalents	$ 837,656
Accounts Receivable	70,705
Prepaid Expenses and Other Assets	69,002
Investments Owned - At Market Value	12,398
Property and Equipment - At Cost, Less Accumulated Depreciation of Approximately $60,500	54,162
Total Assets	$ 1,043,923

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued Expenses	$ 53,938
Member's Equity	989,985
Total Liabilities and Member's Equity	$ 1,043,923

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

Raptor Partners LLC, was organized in 2006, as a Limited Liability Company, under the laws of the Commonwealth of Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. As a limited liability company, a member is not liable for obligations of the Company.

The Company began operations in 2007 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide advisory services on mergers, acquisitions, capital structure and private financing.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards codification ("ASC").

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash and Cash Equivalents

The Company maintains balances on deposit with banks in southwestern Pennsylvania and money market funds with an investment company. The accounts maintained at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At certain times during the year, the Company's cash balance may exceed those limits. The Company has not experienced any losses associated with these accounts.

Money market funds maintained are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's balances may exceed the limits. The Company has not experienced any losses associated with the account.

Accounts Receivable

The Company extends credit to its customers and generally does not require collateral. In the opinion of management, all receivables are fully collectible and therefore no allowance for doubtful accounts is required as of December 31, 2010.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments Owned

Investments owned are held in an account with an investment company and consist of mutual funds. The investments are insured by SIPC up to $500,000.

Investments are carried at market value. Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year.

Property and Equipment

The Company's policy is to record property and equipment at cost. Depreciation is recorded using both straight-line and accelerated methods over the estimated useful lives of the assets ranging from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized and depreciated over the remaining estimated useful life of the asset.

Revenue

The Company recognizes advisory fee revenue as professional services are performed, or upon the occurrence of a specified triggering event.

Income Taxes

The Company is a limited liability company and is not subject to income taxes. Accordingly, taxes are the responsibility of the member, and are calculated according to their individual income circumstances.

The Company follows the guidance of the FASB ASC Topic, *Income Taxes*. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Subsequent Events Evaluation

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2010 and through February 22, 2011, the date the financial statements were issued.

3 - FAIR VALUE MEASUREMENTS

FASB ASC Topic, *Fair Value Measurements* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic, are used to measure fair value.

RAPTOR PARTNERS LLC
NOTES TO FINANCIAL STATEMENT
(CONTINUED)

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Mutual funds are valued at closing price reported on the active market on which the funds are traded.

There have been no changes in the methodologies used at December 31, 2010.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 12,398	$ -	$ -	$ 12,398

4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Vehicle	$ 84,375
Furniture and Fixtures	16,921
Office Equipment	13,358
Accumulated Depreciation	(60,492)
	$ 54,162

5 - EMPLOYEE BENEFIT PLANS

The Company sponsors a SIMPLE IRA Plan benefiting substantially all employees, as defined. Employees are eligible to participate if they are expected to receive compensation in excess of a predetermined amount for the current year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - LEASING ARRANGEMENTS

In 2010, the Company leased office space under an operating lease that expires in April 2011. In 2011, the Company entered into an operating lease for office space at a new location. The lease is scheduled to commence in May 2011, and it expires in May 2016. In addition, the Company leases office equipment under several short-term operating lease agreements. The Company's office lease agreements call for a base rent plus a proportionate share of the property's taxes and operating costs. The new agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal.

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2010, for each of the next five years and in the aggregate are:

Year Ending December 31,	
2011	$ 42,100
2012	64,100
2013	65,500
2014	66,900
2015	68,300
Thereafter	22,900
	$ 329,800

7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2010, the Company's net capital under the uniform net capital rule was approximately $761,700 which exceeded the minimum capital requirements by approximately $756,700. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was .07 to 1.